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          [LETTERHEAD OF DUDLEY, HOPTON-JONES, SIMS AND FREEMAN HERE]

July 25, 2000

Securities and Exchange Commission
Washington D.C.  20549

Ladies and Gentlemen:

We were the principal accountants for The National Security Group, Inc. On July 25, 2000 we were informed by The National Security Group of its intention to terminate our appointment as principal accountants. We have read The National Security Group's statements included under Item 4 of its Form 8-K dated July 25, 2000 and agree with such statements, except that we are not in a position to agree or disagree with The National Security Group's statement that the change was recommended by the Audit Committee and approved by the Board of Directors.

Sincerely,

Dudley, Hopton-Jones, Sims and Freeman PLLP